Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Announces Second Quarter Results and Provides Third Quarter, Fourth Quarter and Updated Full Year Projections

--Second Quarter Earnings Increase To $0.25 Per Diluted Share--

HOUSTON, TX, August 21, 2008 -- Stage Stores, Inc. (NYSE: SSI) today reported net income for the second quarter ended August 2, 2008 of $9.7 million, or $0.25 per diluted share, compared to $9.9 million, or $0.23 per diluted share, for the prior year second quarter ended August 4, 2007.

As previously reported by the Company, sales for the second quarter were $372.7 million as compared to sales of $359.2 million last year. Comparable store sales for the second quarter decreased 1.4% versus an increase of 0.5% in the prior year period.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We are pleased to have achieved a year-over-year increase in our second quarter diluted earnings per share. Our Q-2 results benefited from higher than projected sales in May and June, combined with the positive impact of our tight inventory and expense controls and previous stock repurchase activities. As a result of our strong inventory controls, we ended the quarter with our retail inventories down 8.9% on a comparable store basis. Additionally, despite the difficult macroeconomic environment, our financial condition remains strong. Our free cash flow for the first half of the year exceeded last year's level, while opening 28 stores this year versus 14 stores last year.

 "Operationally, we made progress on a number of our strategic initiatives during the second quarter. We opened 5 new stores, two of which were opened in Idaho which expanded our geographic presence to 36 states, and we remain on track to open between 55 and 60 new stores for the entire year. We also relocated 3 stores during the quarter. As we continue to focus our growth strategy on small markets, it is encouraging to note that we achieved positive comparable store sales results in our small markets during the

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quarter. We also completed the installation of 5 new Estee Lauder counters and 1 new Clinique counter. Our continuing roll-out of Estee Lauder and Clinique counters is clearly having a positive impact on our cosmetics business, as this category achieved a 12.6% comparable store sales increase during the quarter. We also posted positive comp store sales results in our dresses, footwear, intimate apparel and petites businesses during the quarter. Lastly, I'm pleased to report that we successfully opened our third distribution center in July, which is located in Jeffersonville, Ohio. This new distribution center is capable of supporting approximately 300 stores, and we now have in place the overall distribution capacity for more than 1,100 stores, which is a key element in our future corporate growth plans," Mr. Scarborough concluded.

Total sales for the six-month period ended August 2, 2008 were $726.2 million versus $717.4 million for the prior year six-month period ended August 4, 2007. Comparable store sales decreased 3.4% versus an increase of 0.3% in the prior year period. Net income for the six-month period was $11.9 million, or $0.31 per diluted share, compared to $19.0 million, or $0.43 per diluted share, last year. Last year's six months results include a non-comparable gain of $1.7 million, or $0.04 per diluted share, related to the March 2004 sale of the Peebles private label credit card portfolio.

Fiscal 2008 - Third Quarter, Fourth Quarter and Updated Full Year Projections
Commenting on the Company's projections, Mr. Scarborough stated, "Despite some relative strengthening of our business in the second quarter, we believe that the macroeconomic environment will continue to be difficult during the last half of the year. As such, we are maintaining our previous guidance for our comparable store sales to be down between 1.0% and 3.0% during the final two quarters of the year."

3rd Quarter 2008:

	3Q 2008 OUTLOOK			3Q 2007 ACTUAL
Sales ($mm)	$366	-	$373	$355.1
Net Income ($mm)	$(0.4)	-	$1.9	$2.4
Diluted EPS	$(0.01)	-	$0.05	$0.06
Diluted Shares (m)	39,000			42,258

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4th Quarter 2008:

	4Q 2008 OUTLOOK			4Q 2007 ACTUAL
Sales ($mm)	$486	-	$497	$473.0
Net Income ($mm)	$32.1	-	$35.2	$31.7
Diluted EPS	$0.82	-	$0.90	$0.78
Diluted Shares (m)	39,000			40,462

FY 2008:

	FY 2008 OUTLOOK			FY 2007 ACTUAL
Sales ($mm)	$1,578	-	$1,596	$1,545.6
Net Income ($mm)	$43.6	-	$49.0	$53.1
Diluted EPS	$1.12	-	$1.26	$1.24
Diluted Shares (m)	38,970			42,720

- FY 2007 results include a non-comparable gain of $1.7 million, or $0.04 per diluted share, related to the March 2004 sale of the Peebles private label credit card portfolio.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss its second quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1125. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, August 29, 2008.

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<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 723 stores located in 36 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central, Southwestern and Northwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at <u>www.stagestores.com</u>.

<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company plans to open in the 2008 fiscal year, as well as comments regarding the Company's sales and earnings projections for the third and fourth quarters of the 2008 fiscal year and full 2008 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Thirteen Weeks Ended			
	August 2, 2008		August 4, 2007	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 372,707	100.0%	$ 359,205	100.0%
Cost of sales and related buying, occupancy and distribution expenses	266,149	71.4%	253,718	70.6%
Gross profit	106,558	28.6%	105,487	29.4%
Selling, general and administrative expenses	88,521	23.8%	87,950	24.5%
Store opening costs	1,231	0.3%	486	0.1%
Interest expense, net of income of $6 and $0, respectively	1,221	0.3%	1,069	0.3%
Income before income tax	15,585	4.2%	15,982	4.4%
Income tax expense	5,922	1.6%	6,106	1.7%
Net income	$ 9,663	2.6%	$ 9,876	2.7%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.25		$ 0.23	
Basic weighted average shares outstanding	38,342		42,408	
Diluted earnings per share	$ 0.25		$ 0.23	
Diluted weighted average shares outstanding	38,960		43,373	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Twenty-Six Weeks Ended			
	August 2, 2008		August 4, 2007	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 726,243	100.0%	$ 717,449	100.0%
Cost of sales and related buying, occupancy and distribution expenses	524,087	72.2%	513,637	71.6%
Gross profit	202,156	27.8%	203,812	28.4%
Selling, general and administrative expenses	176,860	24.4%	170,238	23.7%
Store opening costs	3,539	0.5%	1,241	0.2%
Interest expense, net of income of $11 and $0, respectively	2,522	0.3%	1,838	0.3%
Income before income tax	19,235	2.6%	30,495	4.3%
Income tax expense	7,309	1.0%	11,512	1.6%
Net income	$ 11,926	1.6%	$ 18,983	2.6%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.31		$ 0.44	
Basic weighted average shares outstanding	38,292		42,957	
Diluted earnings per share	$ 0.31		$ 0.43	
Diluted weighted average shares outstanding	38,939		44,080	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(Unaudited)

	August 2, 2008	February 2, 2008
ASSETS		
Cash and cash equivalents	$ 20,371	$ 17,028
Merchandise inventories, net	349,586	342,622
Prepaid expenses and other current assets	27,884	43,589
Total current assets	397,841	403,239
Property, equipment and leasehold improvements, net	354,177	329,709
Goodwill	95,374	95,374
Intangible asset	14,910	14,910
Other non-current assets, net	25,412	28,258
Total assets	$ 887,714	$ 871,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 116,321	$ 94,505
Current portion of debt obligations	8,915	6,158
Accrued expenses and other current liabilities	72,210	66,538
Total current liabilities	197,446	167,201
Debt obligations	63,915	94,436
Other long-term liabilities	93,324	89,007
Total liabilities	354,685	350,644
Commitments and contingencies		
Common stock, par value $0.01, 100,000 shares authorized,		
55,298 and 55,113 shares issued, respectively	553	551
Additional paid-in capital	484,544	479,960
Less treasury stock - at cost, 16,907 and 16,907 shares, respectively	(278,200)	(277,691)
Accumulated other comprehensive loss	(1,766)	(1,766)
Retained earnings	327,898	319,792
Stockholders' equity	533,029	520,846
Total liabilities and stockholders' equity	$ 887,714	$ 871,490

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Twenty-Six Weeks Ended	
	August 2, 2008	August 4, 2007
Cash flows from operating activities:		
Net income	$ 11,926	$ 18,983
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	29,204	23,547
Deferred income taxes	(33)	(1,116)
Stock-based compensation tax (deficiency) benefits	(146)	3,826
Stock-based compensation expense	3,280	3,487
Amortization of debt issue costs	123	144
Excess tax benefits from stock-based compensation	(468)	(3,684)
Deferred compensation	357	-
Construction allowances from landlords	9,167	5,099
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(6,964)	(12,093)
Decrease in other assets	18,499	13,547
Increase in accounts payable and other liabilities	21,418	12,081
Total adjustments	74,437	44,838
Net cash provided by operating activities	86,363	63,821
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(52,334)	(33,373)
Proceeds from sale of property and equipment	-	31
Net cash used in investing activities	(52,334)	(33,342)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	(39,059)	29,197
Repurchases of common stock	(509)	(62,540)
Finance lease obligations	-	1,850
Debt obligation payments	(3,190)	(50)
Debt issuance	14,485	-
Debt issuance costs	(145)	(258)
Exercise of stock options and stock appreciation rights	1,095	5,567
Excess tax benefits from stock-based compensation	468	3,684
Cash dividends	(3,831)	(4,310)
Net cash used in financing activities	(30,686)	(26,860)
Net increase in cash and cash equivalents	3,343	3,619
Cash and cash equivalents:		
Beginning of period	17,028	15,866
End of period	$ 20,371	$ 19,485